                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 10-SB/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934


                               MegaChain.com, Ltd.
                   ...........................................
                                (Name of Issuer)


     Delaware                                         11-3177042
 ...............................              ....................
(State or other jurisdiction of               (IRS employer
 incorporation or organization)                  identification number)



34 West 8th Avenue Vancouver, BC,  CANADA            V5Y 1M7
 ..........................................         ..............
(Address of principal executive offices)            (Zip Code)

Registrant's telephone number (604) 873-3847
                              ...............

Securities to be registered pursuant to 12(b) of the Act:

                               Title of each class
                          Name of each exchange on which
                               To be so registered
                          each class is to be registered
None                                    None
 ...............                    ...............

None                                    None
 ...............                    ...............

Securities to be registered pursuant to Section 12(g) of the Act:

               Common stock, Par Value $0.001
      ...........................................
                      (Title of class)

       ..............................................
                      (Title of class)

                                      INDEX

                                                                        PAGE NO.
PART I   DESCRIPTION OF BUSINESS

Item 1   Description of Business
Item 2   Management Discussion and Analysis or Plan of Operation
Item 3   Description of Property
Item 4   Security Ownership of Certain Beneficial Owners and Management
Item 5   Directors, Executive Officers, Promoters And Control Persons
Item 6    Executive Compensation
Item 7   Certain Relationships and Related Transactions
Item 8   Legal Proceedings
Item 9   Market for Common Equity and Related Stockholder Matters
Item 10  Recent Sales of Unregistered Securities
Item 11  Description of Securities
Item 12  Indemnification of Officers and Directors
Item 13  Financial Statements and Exhibits
Item 14  Changes In and Disagreements with Accountants on
           Accounting and Financial Disclosure

PART II  FINANCIAL INFORMATION
           Financial Statements and Exhibits
             INDEPENDENT AUDITORS' REPORT
             CONSOLIDATED BALANCE SHEETS
             CONSOLIDATED STATEMENTS OF OPERATIONS
             CONSOLIDATED STATEMENT OF STOCKHOLDERS'
                 EQUITY (DEFICIT)
             CONSOLIDATED STATEMENTS OF CASH FLOWS
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PART III  EXHIBITS

Exhibit       SEC Ref.           Title of Document                          Page
  No.           No.

  1          (3)(i),(4)      Certificate of Incorporation, as amended
  2           (3)(ii)        By-Laws
  3            (10)          Form of Options granted to Executive
                               Officers
  4            (10)          Form of Options granted to Consultants
  5            (21)          Subsidiaries
  7            (10)          Management Agreement
  8            (10)          Option Agreement
  9            (10)          Option Agreement for EEC

SIGNATURES

                                     PART I

ITEM 1.   Description of Business

(a)  Business Development.

MegaChain.com Ltd., ("MegaChain" or the "Company") was originally incorporated as EC Capital Ltd. ("EC"), in the State of Delaware on September 10, 1993. In October 1995, the Company completed a public offering of 1,100,000 shares of common stock and received net proceeds of approximately $472,000.


IN SEPTEMBER 1996, THE COMPANY ACQUIRED NORTHERN LIGHTS SOFTWARE, LTD., A NEW YORK CORPORATION THAT PROVIDED TRAINING AND CONSULTING SERVICES TO SQL SERVER DATABASES ("NORTHERN NY"), BY ISSUING 8,000,000 SHARES OF ITS COMMON STOCK IN EXCHANGE FOR 7,000,000 ISSUED AND OUTSTANDING SHARES OF NORTHERN NY.

THE COMPANY THEN SPLIT ITS OUTSTANDING SHARES ON A TWO-FOR-ONE BASIS AND CHANGED ITS NAME TO NORTHERN LIGHTS SOFTWARE LTD. IN THE FIRST HALF OF 1997 NORTHERN NY CEASED OPERATIONS DUE TO UNDER CAPITALIZATION AND SIGNIFICANT LOSSES FROM COST OVERRUNS. NORTHERN NY REMAINS INACTIVE TO DATE.


IN SEPTEMBER 1997 THE COMPANY CHANGED ITS NAME TO FORMQUEST INTERNATIONAL LTD. FORMQUEST ACTED AS A HOLDING COMPANY AND NEVER HAD ANY OPERATIONS. IN FEBRUARY 1999, FORMQUEST DISPOSED OF THE ASSETS OF ITS SUBSIDIARY, NORTHERN LIGHTS SOFTWARE LTD. TO AN ENTITY CONTROLLED BY A PRINCIPAL STOCKHOLDER, MR. JOHN FORMICOLA, FOR THE ASSUMPTION OF LIABILITIES IN THE AMOUNT OF $463,593 AS DISCLOSED IN THE FINANCIAL STATEMENTS.


In February, 1999 the Company acquired all of the issued and outstanding shares of 573795 BC Ltd. ("573795"), a company incorporated in October of 1998 and organized under the laws of the Province of British Columbia,Canada by issuing 6,000,000 common shares to 573795's shareholders. Messrs Bill and Tom Lavin were the sole shareholders of 573795. SUBSEQUENT TO THE ACQUISITION MESSRS LAVIN OWNED APPROXIMATELY 46 PERCENT OF THE ISSUED AND OUTSTANDING STOCK OF FORMQUEST.

In April, 1999, the Company completed the sale of 2,000,000 shares of common stock at a price of $0.50 per share resulting in $958,000. The Company also changed its name to MegaChain.com Ltd.

In August, 1999, the shareholders authorized an additional 10,000,000, $0.0001 par value common shares as well as the creation of 5,000,000, $0.0001 par value preferred shares without attributes.

MegaChain is devoting substantially all of its present efforts in securing and establishing its business, and although its planned operations have commenced there have been no significant revenues derived there from.

Business of the Issuer

MEGACHAIN IS IN THE BUSINESS OF ELECTRONIC DIRECT MARKETING [EDM]. TO THIS END IT HAS DESIGNED AND CREATED A SOFTWARE SYSTEM THAT USES THE INTERNET, EMAIL AND A MULTI-TIERED COMMISSION PROGRAM FOR THE PURPOSE OF ADVERTISING WEBSITES AND THEIR GOODS AND SERVICES.

MEGACHAIN INTENDS TO USE THIS SOFTWARE TO CREATE IT'S OWN MARKETABLE ADVERTISING SERVICE.
THE SOFTWARE SYSTEM TRACKS RESPONSES TO EMAIL ADVERTISEMENTS, IDENTIFYING THE INDIVIDUAL WHO RESPONDED AND THE CORRESPONDING INDIVIDUAL OR INDIVIDUALS WHO REFERRED THEM. IT ALSO TRACKS THE SUBSEQUENT COMMISSIONS GENERATED BY THOSE RESPONSES AND TO WHOM THOSE COMMISSIONS ARE DUE.

AS AN ADVERTISING SERVICE, MEGACHAIN'S OPERATION IS BASED ON A NETWORK OF RELATIONSHIPS BETWEEN VENDORS WHO AGREE TO PAY FOR REFERRALS TO THEIR WEB SITE AND/OR SALES OF THEIR GOODS AND SERVICES AND INDIVIDUALS WHO SIGN UP WITH MEGACHAIN AS AGENTS. THESE AGENTS AGREE TO FORWARD THE VENDOR EMAIL ADVERTISEMENTS TO THEIR FRIENDS, RELATIVES AND BUSINESS ASSOCIATES AND ARE PROMISED COMMISSIONS FOR THOSE INDIVIDUALS THEY CONTACT WHO RESPOND TO THE EMAIL INCENTIVES.

THE SOFTWARE IS CAPABLE OF SUPPORTING AND TRACKING UP TO 100 LEVELS OF AGENTS BUT FOR MOST PURPOSES REFERRAL COMMISSIONS WILL BE PAID TO A MAXIMUM OF TEN LEVELS. THE AMOUNT OF COMMISSIONS PAYABLE TO THE AGENT WILL BE CLEARLY POSTED FOR EACH INCENTIVE THAT IS TO BE FORWARDED.

MEGACHAIN INTENDS TO CREATE A REVENUE STREAM BY SHARING IN THE COMMISSIONS GENERATED BY REFERRALS. OUR BUSINESS PLAN SUGGESTS THAT THE COMPANY RECEIVE 50% OF ALL GENERATED COMMISSIONS BUT IN ACTUAL PRACTICE IT IS INTENDED TO USE THIS ONLY AS A GUIDELINE AND TO RESERVE THE RIGHT TO APPORTION A GREATER OR LESSER PERCENTAGE TO THE AGENT CHAIN AS BUSINESS DEMANDS. IT MAY BE IN MEGACHAIN'S BEST INTEREST, FOR EXAMPLE, TO PASS 90% OF REFERRAL COMMISSIONS TO THE AGENT CHAIN ON A PARTICULAR INCENTIVE.

AGENTS MAY INCREASE THEIR CHANCE FOR EARNING COMMISSIONS BY RECRUITING OTHER AGENTS TO PARTICIPATE IN THE MEGACHAIN OPPORTUNITY AS WELL. THE SOFTWARE TRACKS WHO IS BEING RECRUITED BY WHOM AND APPROPRIATELY CREDITS EACH AGENT WHEN AN INDIVIDUAL RESPONDS TO AN EMAIL ADVERTISEMENT.

AN INDIVIDUAL BECOMES AN AGENT UPON COMPLETION OF THE AGENT REGISTRATION FORM. THE NECESSITY OF A UNIQUE NAME AND EMAIL ADDRESS INSURES THAT EACH AGENT CAN ONLY REGISTER ONCE. UPON REGISTRATION AGENTS RECEIVE A USER ID AND PASSWORD, WHICH ALLOW THEM TO ENTER A PART OF THE WEB SITE THAT DISPLAYS DETAILS INCLUDING COMMISSIONS PAID TO DATE, COMMISSIONS DUE, NUMBER OF RESPONSES PER EMAIL INCENTIVE FROM THEIR LIST OF CONTACTS AND OTHER PERTINENT INFORMATION.

WHEN MEGACHAIN CONTRACTS WITH A VENDOR TO CREATE AND DISTRIBUTE AN EMAIL ADVERTISEMENT, THE VENDOR'S PRODUCT INFORMATION IS ADDED TO MEGACHAIN'S DATABASE. THIS DATABASE RECORDS THE PRODUCT DESCRIPTION, THE AMOUNT OF COMMISSION AN AGENT WILL BE PAID FOR EACH SALE, EMAIL ADDRESS OR WEB SITE VISIT, THE NUMBER OF LEVELS OF SUB-AGENTS COMMISSIONS WILL BE PAID TO AND THE AMOUNT OF COMMISSIONS THAT EACH LEVEL OF SUB-AGENT WILL RECEIVE.


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AN EMAIL THAT CONTAINS DETAILS OF THE PRODUCT BEING ADVERTISED, THE COMMISSIONS
AVAILABLE AND A SAMPLE OF THE ACTUAL ADVERTISEMENT IS THEN SENT FROM MEGACHAIN TO EVERY AGENT. EACH AGENT DECIDES WHETHER TO FORWARD THE ADVERTISEMENT TO ALL OF HIS PERSONAL EMAIL CONTACTS, TO ONLY SOME OF THEM OR NOT TO FORWARD THE PARTICULAR ADVERTISEMENT AT ALL.

MANAGEMENT ANTICIPATES THAT THE MEGACHAIN SYSTEM WILL ALLOW AGENTS WITH PERSONAL EMAIL LISTS OF THEIR OWN [SUCH AS ARE CONTAINED IN CONTACT MANAGEMENT SOFTWARE PACKAGES LIKE 'OUTLOOK' AND 'MAXIMIZER'], TO EASILY ADD THESE EXISTING LISTS TO THEIR MEGACHAIN EMAIL LIST.

THE EMAIL DIRECT MARKETING FIELD IS RAPIDLY BECOMING MORE COMPETITIVE. THERE ARE A GROWING NUMBER OF BUSINESSES THAT SEEK TO CREATE 'PERMISSION-BASED', 'OPT-IN' OR 'SPECIFIC INTEREST' TARGETED-EMAIL ADVERTISING SERVICES. TO DATE, THE COMPANY IS ONLY AWARE OF ONE OTHER COMPETITOR THAT IS ADDRESSING THE NEED FOR A SOFTWARE SYSTEM THAT TRACKS MULTI-TIERED COMMISSION-BASED REFERRALS. THE COMPANY BELIEVES THE MEGACHAIN SOFTWARE, BY VIRTUE OF THE FACT THAT IT CAN CREATE REVENUE STREAMS FOR ANY EXISTING COMPANY WITH A DATABASE [AS WELL AS INDIVIDUALS], IS POSITIONED WELL TO COMPETE WITH OTHER EMAIL DIRECT MARKETING PROGRAMS.

 THE AGENT SALES FORCE IS RECRUITED IN A VARIETY OF WAYS. AN INDIVIDUAL SURFING THE WEB CAN DISCOVER THE MEGACHAIN WEB SITE AND SIGN UP DIRECTLY. UPON READING THE INSTRUCTIONS AND SIGNING UP, HE MAY ENTER HIS LIST COMPOSED OF EMAIL ADDRESSES OF HIS PERSONAL CONTACTS. THESE CONTACTS CAN IN TURN BE SOLICITED BY EMAIL TO BECOME AGENTS AND ENTER THEIR PERSONAL EMAIL LISTS. THIS TYPE OF PROLIFERATION OF A SALES FORCE ON THE INTERNET HAS BECOME KNOWN AS VIRAL MARKETING AND IS IN COMMON USAGE AMONG MANY OF THE MORE RECENT ADVERTISING COMPANIES ON THE INTERNET.

ADDITIONALLY, ANY WEBSITE WITH TRAFFIC CAN ELECT TO POST A MEGACHAIN BANNER. ANY AGENT ENTERING THE MEGACHAIN SYSTEM VIA A BANNER OF THIS NATURE BECOMES A PART OF THE AGENT CHAIN OF THE WEBSITE THEY FOUND THE BANNER ON. MEGACHAIN ALSO CONTACTS INTERNET SERVICE PROVIDERS AND OTHER ORGANIZATIONS WHO HAVE CONTACT WITH LARGE NUMBERS OF INDIVIDUALS WITH EMAIL ADDRESSES. MEGACHAIN ADVISES THESE COMPANIES THAT THEY CAN CREATE A NEW POTENTIAL REVENUE STREAM FOR THEIR BUSINESS BY CONVINCING THEIR CONTACTS TO BECOME MEGACHAIN AGENTS.

THE INFORMATION REQUIRED TO COMPLETE AN AGENT REGISTRATION FORM INCLUDES FIRST NAME, LAST NAME, EMAIL ADDRESS, ADDRESS, CITY, STATE OR PROVINCE, COUNTRY, POSTAL ZIP CODE AND PHONE NUMBER. A BIRTH DATE IS ALSO REQUIRED AS AN INDIVIDUAL MUST BE 18 OR OLDER TO PARTICIPATE AS A MEGACHAIN AGENT. AFTER THIS INFORMATION IS ENTERED THE AGENT MUST CHOOSE A LOGIN NAME AND A PASSWORD.

MEGACHAIN IS COMPENSATED BY THE VENDOR AFTER THE VENDOR EMAIL CAMPAIGN RUNS ITS COURSE. A VENDOR INCENTIVE EMAIL ADVERTISING CAMPAIGN RUNS FOR A SPECIFIC AMOUNT OF TIME [LIMITED TIME OFFER]. THE VENDOR AGREES IN ADVANCE WHAT AMOUNT OF COMMISSION IT IS PREPARED TO PAY UPON A RESULT [EITHER SALE, EMAIL CAPTURE OR IDENTIFIED WEB VISITOR]. WHEN THE CAMPAIGN TIME IS EXPIRED, MEGACHAIN PROVIDES A DETAILED INVOICE TO THE VENDOR THAT CONTAINS THE EXACT NUMBER OF RESPONSES AND THE NAME AND OR EMAIL ADDRESS OF THE RESPONDENT. IT IS AT THIS JUNCTURE THAT THE VENDOR PAYS MEGACHAIN. IN ITS CURRENT VERSION, THIS IS THE ONLY REVENUE STREAM THAT ACCRUES TO MEGACHAIN.

IT HAS BEEN DISCUSSED THAT ONCE A CRITICAL MASS OF EMAIL RECIPIENTS ARE COLLECTED, A 'SET-UP' FEE AND A CHARGE FOR 'IMPRESSIONS' [THE NUMBER OF PEOPLE

WHO SIMPLY RECEIVE THE EMAIL, NOT HOW MANY RESPOND], MAY ALSO BE A FUTURE VIABLE SOURCE OF REVENUE FOR MEGACHAIN. AGENTS ARE COMPENSATED WITHIN 30 DAYS AFTER THE VENDOR PAYS MEGACHAIN. AGENTS ARE MADE AWARE THAT MEGACHAIN IS NOT LIABLE IN THE EVENT THE VENDOR DOES NOT PAY MEGACHAIN. THE MEGACHAIN SOFTWARE ACCOUNTS EXACTLY FOR ALL AGENT AND SUB AGENT PAYMENTS. ALL AGENTS WITHIN THE SYSTEM ARE PAID DIRECTLY FROM MEGACHAIN.

MegaChain can provide any company with an Internet presence, a powerful, cost effective means of advertising and selling its product or service through the use of an innovative software suite combining multi-level marketing techniques and the use of personalized E-mail messages offering valuable product incentives.

E-mail received from a friend, relative or business acquaintance has a greater likelihood of being read than does unsolicited E-mail. MegaChain's clients have the unique advantage of having their advertisements sent by agents to a group of individuals with whom the agent has a personal relationship and whom the agent believes may have an interest in the content of the advertisement. The advertiser only pays for certified referrals (an individual registering on the advertiser's web page as a result of the MegaChain system).

Individuals who register as agents with MegaChain can earn commissions by forwarding promotional e-mails to their friends and acquaintances. Each recipient of the E-mail may also register as an agent with MegaChain and earn commissions through the same process. Furthermore, companies with pre-existing databases, such as list brokers and Internet Service Providers, can themselves become Agents, and secure an additional revenue stream.

DETAILED BREAKDOWN OF THE MEGACHAIN SOFTWARE SUITE

The first step in creating an effective Multi-Level Marketing program is to recruit a sales force. MegaChain refers to its sales force as "Agents".

In addition to introducing their personal contacts to new products, the primary objective of Agents is to recruit their own eChain network. To assist Agents in achieving this objective, MegaChain provides an agent recruiting E-mail which explains the benefits of the MegaChain Program. Agents download this E-mail from the MegaChain web site and then forward it to their contacts.

The E-mail is uniquely coded so that when contacts respond to become Agents they will be added to the recruiting Agent's eChain. An "eChain" is an Agent's Multi-Level Marketing E-mail chain, which includes the contacts in their personal database and any Agents that they have recruited. The recruiting Agent will share in the revenues from all qualified referrals or products purchased through the new Agent's eChain. Moreover, when Agents create their own eChain, the initial recruiting Agent continues to share in these revenues as explained in the commission structure section.

Consumers can be directly recruited to become MegaChain Agents via a product response E-mail. The E-mail explaining the Agent program is automatically sent to consumers when they respond to a MegaChain client's advertisement. If the consumer becomes an Agent, they are automatically added to the contacting Agent's eChain. If the consumer is not interested in becoming an Agent, they are tagged and will not receive future solicitations.

Individuals may also sign up directly to become Agents on the MegaChain web sites. Agents recruited in this manner become part of MegaChain's eChain.

Agent Registration

The individual becomes an Agent upon completion of the agent registration form. A software mechanism will ensure an individual can only registered once. Upon registration Agents receive a User ID and password, which allows them to access MegaChain's reporting module.

Management anticipates that the MegaChain system will integrate with most major contact management software packages. This will aid Agents in creating and managing their eChain.

MegaHit
MegaHit's function is to send qualified referrals to MegaChain's clients. When MegaChain contracts with a client, the client's product information is added to MegaChain's database. This database captures the product description, the commission structure (e.g. number of levels and percentage on which commissions are paid) and the product campaign E-mail, which has been created to sell the product.

A campaign opportunity package, which includes details about the product, the commission structure and the product campaign E-mail attachment, will then be e-mailed to the MegaChain Network of Agents. Agents will also be able to search MegaChain's inventory of advertiser campaigns by category. This will give the Agent the ability to target a specific portion of his eChain.

If Agents are interested in participating in the product campaign, they will only need to download and forward the E-mail attachment to their eChain. Each product campaign that Agents E-mail is uniquely coded ensuring they will be credited with all resulting commissions earned from their eChain.

When an individual from an Agent's eChain clicks on the product campaign E-mail and visits the advertiser's web site they are registered as a qualified referral. The commission from this qualified referral is credited to the appropriate Agent's account.

Agents will have access to their account information using a reporting module accessed by a user ID and password. This module will allow them to view their entire eChain, the various campaigns promoted and all commissions earned to date.

Commissions

MegaChain retains a minimum of 50% of all amounts earned from either certified referrals or, in the case of product sales campaigns, the gross commission paid Vendors, in the case of 4 levels of Agents, distributes the remainder as Agent commissions. For example: Agent 1 receives 25% of the Fee for each of his eChain members who respond to an advertiser's promotional E-mail. If one of Agent 1's eChain members becomes an Agent, "Agent 2", and forwards the promotional E-mail to a friend who, in turn, visits the advertiser's web site, Agent 2 would receive 25% of the Fee while Agent 1 receives 12%. To illustrate the complete cycle, Agent 2 then signs up Agent 3 who signs up Agent 4. Assuming one of Agent 4's eChain members responds to a promotional E-mail, 25% of the Fee goes to Agent 4, 12% to Agent 3, 6% to Agent 2 and 3% to Agent 1. Agents 1, 2 and 3 have earned commissions from Agent 4's efforts. In the event that none of Agent 1's eChain members opt to become Agents, MegaChain will retain 75% of the Fee while Agent 1 earns 25%. The MegaChain system will record all certified referrals, calculate all commissions and provide each agent with a record of commissions earned.

Timely and accurate payment of commissions is vital. The payment module will facilitate payment of commissions by either: (i) sending a check, (ii) crediting the Agent's bank account, or (iii) paying in E-cash. To make option (iii) viable, the Company is currently considering strategic relationships with several E-cash companies.

Intellectual Property and Proprietary Rights

The Company regards portions of the MegaChain software suite and other designs including its web site design as proprietary and will attempt to protect them with a combination of trade secret laws, employee and third-party nondisclosure agreements, built-in software protections, and similar means. Once the software suite has been completed, Management will retain a US patent attorney to ensure that the Company's copyright in the software is protected.

   Although the Company believes that its current technology and designs have been independently developed, there can be no assurance that the technology does not or will not infringe on the rights of others. The Company has no patents, trademarks or copyrights pertaining to its products, and it may be possible for unauthorized third parties to copy certain portions of the Company's products or to "reverse engineer" or otherwise obtain and use, to the Company's detriment, information that the Company regards as proprietary. Moreover, the laws of some countries do not offer the same protection to the Company's proprietary rights, as do those of the United States and Canada. There can be no assurance that legal protections relied upon by the Company to protect its proprietary position will be adequate or that the Company's competitors will not independently develop technologies that are substantially equivalent or superior to those utilized by the Company. It is the intention of the company to apply for patent protection of its internet multi-level marketing "business method". Management believes that the MegaChain.com internet multi-level marketing business method is novel as well as non-obvious, and meets the other requirements of clarity and support required to be patentable.

Government Regulation


     BASED UPON ITS EXPERIENCE AND KNOWLEDGE OF THE INDUSTRY, MANAGEMENT BELIEVES THAT ITS PRODUCTS WILL COMPLY WITH APPLICABLE REGULATIONS IN THE MARKETS WHICH THE COMPANY HAS TARGETED FOR SALES, HOWEVER, THERE CAN BE NO ASSURANCES THAT FUTURE REGULATIONS OR LAWS WILL NOT BE ADOPTED. MANAGEMENT FURTHER BELIEVES THAT THERE ARE NO FEDERAL OR STATE REGULATIONS WHICH MAY

ADVERSELY AFFECT THE COMPANY'S "RELATIONSHIP MARKETING SYSTEM". MANAGEMENT IS OF THE OPINION THAT THE COMPANY'S SYSTEMS DOES NOT FALL UNDER ANY STATUTORY DEFINITION OF A "CHAIN LETTER" AND DOES NOT CONTRAVENE ANY FEDERAL OR STATE STATUTES OR REGULATIONS. THE COMPANY CANNOT PREDICT THE EXTENT OR IMPACT OF FUTURE LEGISLATION OR REGULATION BY FEDERAL, STATE OR LOCAL AUTHORITIES IN THE UNITED STATES OR FOREIGN COUNTRIES. SALES OF THE COMPANY'S PRODUCTS IN FOREIGN JURISDICTIONS MAY REQUIRE THE APPROVAL OF DOMESTIC AND FOREIGN REGULATORY AGENCIES WHICH MAY IMPEDE OR PRECLUDE THE COMPANY'S EFFORTS TO PENETRATE SUCH MARKETS.

ITEM 2.   Management's Discussion and Analysis or Plan of Operation

(a)  Plan of Operation

On April 6, 1999, in connection with a Rule 504 offering, the Company issued 2,000,000 shares of common stock in exchange for net proceeds of $ 958,000.


RESEARCH AND DEVELOPMENT ACTIVITIES COMMENCED DURING APRIL OF 1999. THE ONLY EXPENDITURES RELATING TO RESEARCH AND DEVELOPMENT OCCURRED IN FISCAL 1999 AND TOTALED $48,250 AS REPORTED IN THE CONSOLIDATED STATEMENT OF OPERATIONS. FUTURE RESEARCH AND DEVELOPMENT EXPENSES WILL NOT BE BORNE, EITHER DIRECTLY OR INDIRECTLY, BY CUSTOMERS.

The Company is devoting substantially all of its present efforts to establishing its business, and, although certain planned operations have commenced, there have been no significant revenues derived there from.

Efforts towards the next phase, Sales and Marketing, have already begun. MEGACHAIN'S PLAN OF OPERATIONS FOR THE NEXT 12 MONTHS INCLUDES THE FOLLOWING ELEMENTS.

a] INCREASING TRAFFIC TO THE MEGACHAIN WEB SITE.

IN ORDER TO PROLIFERATE PUBLIC AWARENESS OF THE MEGACHAIN WEBSITE, OUR WEB MASTER HAS CREATED A TEMPLATE OF 'KEY WORDS' THAT ARE RECOGNIZED BY ALL MAJOR SEARCH ENGINES. THESE 'KEY WORDS' ARE SPECIFIC TO THE TYPE OF INDIVIDUAL WE FEEL WILL BE MOST INTERESTED IN CAPITALIZING ON THE MEGACHAIN AGENT

OPPORTUNITY, INCLUDING BUT NOT LIMITED TO THOSE WHO HAVE ALREADY ENROLLED IN SIMILAR TYPES OF PAYMENT FOR WEB ADVERTISING AND MULTI-TIERED COMMISSION REFERRAL BUSINESSES.

b] INCREASING AGENT SIGN-UP.

MEGACHAIN'S SUCCESS AS AN ADVERTISING SERVICE BUREAU RESTS ON ITS ABILITY TO CREATE A LARGE ENOUGH BASE OF PERSONALIZED EMAILS THAT IT WILL ATTRACT SIGNIFICANT WEB VENDORS. TO THIS END OUR SALES FORCE HAS BEEN CONTACTING INTERNET SERVICE PROVIDERS, DIRECT EMAIL MARKETERS AND OTHER PARTIES WITH SIGNIFICANT EMAIL LISTS TO ACT AS AGENTS THEMSELVES TO RECRUIT MEGACHAIN AGENTS.

c] INCREASING AFFILIATE VENDORS.

TO THIS END, MEGACHAIN'S SALES FORCE HAS BEEN CONTACTING WEB VENDORS OF GOODS AND SERVICES TO OFFER THEM THE OPPORTUNITY OF CREATING MEGACHAIN EMAIL INCENTIVES. THE RESPONSE HAS BEEN POSITIVE BECAUSE THE MEGACHAIN SYSTEM, BEING PREDICATED ON THE 'PAY ONLY UPON RESULTS' PRINCIPLE, HOLDS NO RISK.

d] CREATING STRATEGIC ALLIES.

SINCE THERE IS NO COST TO BECOMING A MEGACHAIN AGENT AND BECAUSE THE VENDOR ONLY PAYS UPON RESULT THERE ARE FEW HURDLES TO BECOMING A MEGACHAIN STRATEGIC ALLY. IN ACTUALITY, ANYONE WITH AN EMAIL ADDRESS AND AN INTERNET ACCOUNT CAN IMMEDIATELY PARTICIPATE AS AN AGENT AND ANY BUSINESS WITH A WEB SITE IS A POTENTIAL CLIENT. ADDITIONALLY, ANY ENTITY WITH AN EMAIL LIST HAS THE POTENTIAL TO CREATE AN ADDITIONAL REVENUE STREAM FOR THEIR EXISTING BUSINESS BY BECOMING AN AGENT.

e] ACQUISITION OF STRATEGIC FINANCIAL PARTNERS.

THE COMPANY INTENDS TO CONTINUE TO SEEK OUT OTHER BUSINESS ENTITIES ENGAGED IN SIMILAR BUSINESS ACTIVITIES, E.G. DIRECT, TARGETED, PERMISSION BASED, EMAIL MARKETING, WHO MAY HAVE INTEREST IN THE MEGACHAIN SYSTEM, IN ORDER TO INVESTIGATE THE POSSIBILITIES OF ACQUISITION OF THE MEGACHAIN TECHNOLOGY OR THE FORMATION OF A JOINT VENTURE. TO DATE THERE ARE NO AGREEMENTS, UNDERSTANDINGS OR OTHER ARRANGEMENTS FOR STRATEGIC PARTNERSHIPS.

f] THE HIRING OF ADDITIONAL STAFF.

THE COMPANY INTENDS TO INCREASE ITS CUSTOMER SERVICE PERSONNEL AS DICTATED BY THE DEMANDS OF INCREASED SYSTEM USAGE. AS BUDGET PERMITS, THE COMPANY DESIRES TO HIRE ADDITIONAL PERSONNEL ON THE SALES SIDE TO CONTACT AND INTERFACE WITH ADDITIONAL VENDORS.

g]  THE RAISING OF ADDITIONAL CAPITAL.

THE COMPANY INTENDS TO SEEK ADDITIONAL FINANCING OF $1,000,000 OVER THE NEXT SIX MONTHS IN ORDER TO FINANCE AN EXPANSION OF THE SALES AND MARKETING EFFORTS AND TO CONTINUE TO FUND RESEARCH AND DEVELOPMENT OF THE SOFTWARE.


On June 30, 1999 the Company had $713,874 cash and $17,123 of liabilities. At present the Company is expending approximately $35,000 per month in the further development of its operations. At present the Company is expending approximately $35,000 per month in the further development of its operations.

THE COMPANY HAS AGREEMENTS WITH BLUE WAVE PRODUCTIONS LTD., A COMPANY WHOSE SHAREHOLDERS CONSIST OF MESSRS LAVIN, TO PROVIDE MANAGEMENT AND OTHER SERVICES INCLUDING THE PROVISION OF THREE FULL TIME SUPPORT CONTRACTORS.

The Company's cash reserve is sufficient to finance the operating expenses throughout the next fiscal year including approximately $100,000 to complete the development of the entire software suite, $60,000 relating to web, database and mail server software acquisition and set up costs, and $24,000 for operating leases pertaining to web site related computer hardware.


In early 2000, the Company will be seeking second tier financing of approximately $5,000,000 to launch a national marketing campaign and to expand its operations. On July 28, 1999, the Company entered into an Option Agreement whereby it granted the option to Greenchip Plc. (a public company listed on the London UK OFEX Exchange) to receive an exclusive licence for the United Kingdom to use and distribute all products and technology developed by the Company. The Company also granted to Greenchip Plc. the option to receive the exclusive licence for the European Economic Community to use and distribute all products and technology developed by the Company. Both options expired on October 31, 1999, however, The Company is in negotiations with Greenchip Plc. to conclude final licence agreements as anticipated in the two options.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



The following discussion should be read in conjunction with the Company's Consolidated Financial Statements appearing elsewhere in this report.



Years ended June 30, 1999, 1998 and 1997 and six months ended June 30, 1996



Revenue:



There was no revenue during the fiscal year ended June 30, 1999 since the Company is in a development stage. The revenue for fiscal 1998 was mainly residual consulting income from the winding up of Northern NY operations. Revenue of $1,417,501 for fiscal 1997 represented a full year of its planned operations consisting of consulting and training, as compared to revenue of $434,130 for the six months ended June 30, 1996.



Cost of Revenue:



Cost of Revenue as a percentage of sales was 98%, 149% and 152% for fiscal 1998, 1997 and six months ended June 30, 1996. The major component of Cost of Revenue is payroll and payroll related expenses and travel expenses. The cost of revenue as a percentage of sales in fiscal 1997 and six months ended June 30, 1996 of 149% and 152% was a result of hiring additional personnel to establish a consulting staff for their planned operations.



Payroll and payroll related expenses for fiscal 1998, 1997 and the six months ended June 30, 1996 were approximately $155,000 or 76% of total cost of revenue; $1,608,000 or 76% of total cost; and $273,000 or 63% of total cost.



Travel expenses for fiscal 1998, 1997 and the six months ended June 30, 1996 were approximately $14,000 or 7% of total cost of revenue; $247,000 or 12% of total cost; and $101,000 or 23% of total cost.



Software Development Expenses:



During fiscal 1999 the Company incurred software development costs associated with the operations of the B.C. subsidiary.



Selling and Marketing Expenses:



Selling and Marketing expenses for fiscal 1999 consisted of promotional expenses. The expense for fiscal 1998 was due to a bad debt write-off. Selling and Marketing expenses for fiscal 1997 and the six months ended June 30, 1996 consisted of advertising expenditures.



General Administrative Expenses:



General and administrative expenses for fiscal 1999 were approximately $195,000 compared to $94,000 in fiscal 1998, and increase of $101,000. The increase is mainly due to management fees of approximately $104,000 incurred by the B.C. subsidiary. The management fee is paid to Blue Wave Productions, Ltd., a corporation whose principal stockholders are also stockholders of the Company. In fiscal 1999, the Company also incurred approximately $22,000 of costs associated with the amortization of technology in fiscal 1999.



General and administrative costs decreased by approximately $161,000 between fiscal 1998 and fiscal 1997. This decrease was mostly due to a decrease in professional fees by approximately $50,000, a decrease in telephone expenses of approximately $35,000, a decrease in office expenses of approximately $22,000, a decrease in rent expense of approximately $22,000 and a decrease in equipment rental of approximately $9,000. These decreases were due to the ceasing of Northern NY operations.



General and administrative expenses increased by approximately $179,000 between fiscal 1997 and the six months ended June 30, 1996. Approximately $76,000 of this decrease is due to the existence of six more months of operations for fiscal 1997. The remaining difference is mostly due to an increase in rent expense of approximately $36,000 and an increase in telephone expense of approximately $49,000 for fiscal 1997.

YEAR 2000 DISCLOSURE

TO DATE, THE COMPANY HAS REVIEWED ITS FINANCIAL ACCOUNTING SOFTWARE AND SYSTEM AND HAS DETERMINED IT IS FULLY YEAR 2000 COMPLAINT. THE COMPANY HAS BEEN INFORMED BY ITS SUPPLIERS OF MAJOR PIECES OF OFFICE AND ELECTRONIC DATA PROCESSING EQUIPMENT THAT SUCH EQUIPMENT IS FULLY YEAR 2000 COMPLAINT.

THE COMPANY INITIATED A REVIEW OF ITS RELATIONSHIPS WITH SUPPLIERS AND SERVICE PROVIDERS TO DETERMINE IF THERE WOULD BE AN IMPACT TO THE COMPANY'S OPERATIONS DUE TO A YEAR 2000 ISSUE. KEY SUPPLIERS AND PROVIDERS WERE REQUIRED TO PROVIDE A STATEMENT REGARDING THE STATUS OF THEIR YEAR 2000 PREPAREDNESS INCLUDING A DESCRIPTION OF THEIR YEAR 2000 CONTINGENCY PLANS. THE COMPANY IS SATISFIED THAT ALL THIRD PARTIES WITH WHOM IT HAS A MATERIAL RELATIONSHIP HAVE ADEQUATELY ADDRESSED THE ISSUE OF YEAR 2000 PREPAREDNESS.

COSTS TO DATE AND FUTURE COSTS OF YEAR 2000 COMPLIANCE HAVE NOT BEEN, AND ARE NOT ANTICIPATED TO BE MATERIAL. FURTHERMORE, THE COMPANY BELIEVES THAT ALL SERVICES COULD BE OBTAINED FROM ALTERNATIVE SOURCES IF A PREFERRED SUPPLIER WAS NOT ABLE TO MEET THE COMPANY'S NEEDS.

A 'WORST CASE' MEGACHAIN Y2K SCENARIO WOULD PRIMARILY REVOLVE AROUND A 'DATES' ISSUE. IF A VENDOR, AGENT OR SHOPPER EMAIL SYSTEM SORTED INCOMING EMAILS BY DATE, AND THEY WERE NOT FULLY Y2K COMPLIANT, THEY COULD RECEIVE MEGACHAIN MESSAGES IN THE WRONG ORDER. THIS, IN ITSELF WOULD NOT POSE A GREAT THREAT EITHER TO MEGACHAIN OR THEIR CLIENTS EXCEPT THAT SOME TIME SENSITIVE ADVERTISEMENTS MIGHT HAVE EXPIRED. ADDITIONALLY, VENDORS WHO ARE NOT Y2K COMPLIANT COULD HAVE DIFFICULTY PROCESSING MEGACHAIN INVOICES AUTOMATICALLY. AGAIN, THE IMPACT IS MINIMAL IN THAT INVOICES COULD BE GENERATED AND RESPONDED TO MANUALLY. IN THE UNLIKELY EVENT THAT AGENT COMMISSIONS WERE PROCESSED ON THE WRONG DATE, THE EFFECT WOULD BE MINIMAL IN THAT THE COMMISSIONS THEMSELVES WOULD NOT DISAPPEAR FROM THE SYSTEM AND COULD BE RECALCULATED AND ADJUSTED WITHOUT GREAT DIFFICULTY. MANAGEMENT BELIEVES THAT THE POSSIBILITY OF THE ABOVEMENTIONED WORST CASE SCENARIO OCCURRING IS REMOTE.

ITEM 3.   Description of Property

The Company presently maintains its principal place of business at 34 West

8th Avenue, Vancouver, British Columbia, Canada V5Y 1M7. THE PREMISE IS LEASED ON A MONTH-TO-MONTH BASIS, AT A FAIR MARKET VALUE PRICE OF $1,000 FROM BLUE WAVE PRODUCTIONS LTD. MEGACHAIN'S OFFICES OCCUPY APPROXIMATELY 50 PERCENT OF THE FACILITY.


ITEM 4.   Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth as of August 27, 1999, the number and percentage of the outstanding shares of common stock which, according to the information supplied to the Company, were beneficially owned by (i) each person who is currently a director of the Company, (ii) each executive officer, (iii) all current directors and executive officers of the Company as a group and (iv) each person who, to the knowledge of the Company, is the beneficial owner of more than 5% of the outstanding common stock. The only beneficial owners of more than 5% of the outstanding common stock of which MegaChain is aware are also directors or officers. Except as otherwise indicated, the persons named in the table have sole voting and dispositive power with respect to all shares beneficially owned, subject to community property laws where applicable.


                                 Common          Options      Percent of
                                 Shares            (1)         Class(2)
Name and Address

Tom Lavin                       3,000,000         100,000        21.4
34 West 8th Avenue
Vancouver, BC, Canada
V5Y 1M7

Bill Lavin                      3,000,000         100,000        21.4
Half Moon Bay Villas, #4
P.O. Box 1386
Basseterre, St. Kitts

Tom Johnson                           -0-          75,000         0.5
12478 San Bruno Cove
San Diego, California
92130, USA

Donald Steele                      10,000         100,000         0.8
6471 Madrona Crescent
West Vancouver, BC, Canada
V7W 2J7

ALL EXECUTIVE OFFICERS AND      6,010,000         375,000        43.6
   DIRECTORS  AS A  GROUP
(4 PERSONS)

(1) These figures represent options that are vested or will vest within 60 days from the date as of which information is presented in the table.

(2) These figures represent the percentage of ownership of the named individuals assuming each of them alone has exercised his or her options, and percentage ownership of all officers and directors of a group assuming all such purchase rights held by such individuals are exercised.

There are no agreements between or among any of the shareholders, which would restrict the issuance of shares in a manner that would cause any change of control of the Company. There are no voting trusts, pooling arrangements or similar agreements in place between or among any of the shareholders, nor do the shareholders anticipate the implementation of such an agreement in the near term.

ITEM 5.   Directors, Executive Officers, Promoters and Control Persons

(a)  Directors and Executive Officers

        Name                 Age               Position
      ---------             -----         -----------------------

     Tom Lavin               49           President/CEO/Director

     Bill Lavin              48           VP/Director/Secretary

     Tom Johnson             48           VP

     Donald Steele           48           Director

Tom Lavin has been involved with electronics technology, telecommunications and the advertising industry for over 20 years. He has been President of Blue Wave Productions Ltd., one of Western Canada's largest and most successful audio production facilities since 1980 and a Partner in Teddy Bear Productions, a company that designs and produces national television and radio advertising for such clients as McDonald's, B.C. Tel, Ford, Toyota, Jeep, Kawasaki and Future Shop since 1985.

In the early 1990's Tom LAVIN headed the New England Digital File Transfer Project for the WAT Group of Companies, then founded and took AXION COMMUNICATIONS INCORPORATED public in 1994 VIA AN INITIAL PUBLIC OFFERING ON THE VANCOUVER STOCK EXCHANGE. He acted as CEO for Axion Communications, managing over 40 employees and a client base of nearly 15,000 until May, 1997. Prior to his involvement with MegaChain, he consulted independently on a number of high tech and telecom projects.

Bill Lavin has been involved in technical development, management and sales and marketing for over 20 years. He has provided management and consulting to companies such as American Express, Chevron, Kaiser Permanente and Pacific Bell. With American Express, he spearheaded the launch of several products including Platinum and Gold Year End Summary, Optima MIS and a World Wide Marketing System.

Mr. Lavin has many years of experience in directing the successful implementation of projects using leading edge technologies and has a thorough understanding of data processing, management, MIS and marketing applications. Prior to his involvement in MegaChain, his most recent endeavors included acting as Vice President of Sales and FOR TIER CORPORATION OF WALNUT CREEK CALIFORNIA, A CONSULTING FIRM WITH OVER 150 EMPLOYEES AND OVER $US 40 MILLION IN SALES, AND FROM 1996 TO 1998, AS PRESIDENT OF INTERNET GAMING NETWORK INCORPORATED, A COMPANY WHOSE SECURITIES ARE TRADED ON THE VANCOUVER STOCK EXCHANGE.

Thomas Johnson is owner and President. SINCE 1986 OF TAK SALES INC., A SALES AND MARKETING COMPANY LOCATED IN SAN DIEGO. HE HAS BEEN AT THE FOREFRONT OF SALES AND MARKETING TRENDS FOR OVER 25 YEARS AND HAS EXTENSIVE EXPERIENCE IN PROMOTING MULTILEVEL MARKETING PLANS INCLUDING AMWAY, HERBALIFE AND EXCEL. DURING THE LAST TWO YEARS HE HAS BEEN ACTIVELY INVOLVED IN THE DEVELOPMENT OF CREATIVE STRATEGIES AND MARKETING MATERIALS EXCLUSIVELY FOR INTERNET COMPANIES. HIS EFFORTS HAVE BEEN INSTRUMENTAL IN DEVELOPING THE SALES AND MARKETING PLANS OF BOTH WINSTREAK, AN ON-LINE INTERNET GAMING SITE AND SHARC, A WEB SITE THAT SPECIALIZES IN INTERNET ON-LINE SPORTS CONTESTS. ADDITIONALLY HE HAS CONSULTED FOR DANKEN, AN INTERNET EMAIL SERVICE COMPANY. MEGACHAIN HAS ENGAGED MR. JOHNSON DIRECTLY AS A CONSULTANT AND HAS NO CONTRACT WITH HIS COMPANY, TAK SALES. MR. JOHNSON SPENDS APPROXIMATELY 35 HOURS PER WEEK NEGOTIATING WITH WEB VENDORS ON MEGACHAIN'S BEHALF.

Don Steele is a marketing and corporate development specialist with a background in a variety of industries. DURING THE PAST FIVE YEARS MR. STEELE HAS BEEN INVOLVED IN A NUMBER OF ENTREPRENEURIAL VENTURES. SINCE 1985 HE HAS ACTED AS PRESIDENT OF DON STEELE LTD. DOING BUSINESS AS MOTION PICTURE AND TELEVISION MARINE SERVICES, A COMPANY THAT CONTRACTS WITH FILM PRODUCTION HOUSES FOR LABOR AND EQUIPMENT FOR THE FILMING OF MARINE SEQUENCES. DURING 1998 AND 1999 HE ESTABLISHED A PEAT PROCESSING OPERATION IN NORTHERN ALBERTA AND CURRENTLY

MAINTAINS CONTACT WITH SOFTWARE CONSULTANTS AND DEVELOPERS IN THE UNITED KINGDOM ON MEGACHAIN'S BEHALF.


MARK WESTON, CHARTERED ACCOUNTANT, RESIGNED AS CHIEF FINANCIAL OFFICER AND DIRECTOR EFFECTIVE DECEMBER 1, 1999.


No new chief financial officer has been appointed.


There are no significant employees who are not described as executives above, and there are no family relationships among directors or executive officers EXCEPT THAT BILL LAVIN IS TOM LAVIN'S FATHER'S HALF BROTHER.

EACH DIRECTOR WAS APPOINTED TO FILL APPOSITION ON THE BOARD OF DIRECTORS UNTIL THE NEXT ENSUING ANNUAL GENERAL MEETING. MESSRS LAVIN AND STEELE WERE APPOINTED MARCH 15, 1999.


ITEM 6.   Executive Compensation

    Name and Title                  Year                   Salary

    Tom Lavin,                      1999                  $45,000
    President & CEO

    Bill Lavin,                     1999                   45,000
    Vice President, Operations

    Tom Johnson                     1999                        0
    Vice President,
    Sales and Marketing


Mr. Johnson provides the Company with invoices that the Company pay in ordinary course. The Company does not have any contract with Mr. Johnson.


Stock Options

On August 12, 1999, the Board of Directors approved various "Non Qualified" stock option agreements. The purpose of granting the stock options is to attract and retain the best available executive personnel, other key employees, contract consultants and others to be responsible for the management, growth and success of the business, and to provide an incentive for such individuals to exert their best efforts on behalf of the Company and its shareholders. Optionees under the agreements are those Directors, officers, key employees, consultants and others selected by the Board of Directors who hold positions of responsibility and whose participation in such agreements the Board and management determines to be in the best interests of the Company.

The exercise price of the option is $ 0.75 USD per share. Options awarded under the plan shall be exercisable at such time and shall be subject to such restrictions and conditions, including the performance of a minimum period of service after the grant, as the Board may impose, which need not be uniform for all participants; provided, however, that no Option shall be exercisable for more than 5 years after the date on which it is granted.

Name and Title           Number of Options    Date Granted   Exercise Price

Tom Lavin,
President & CEO,
Director                       100,000       August 12, 1999       $.75

Bill Lavin,
Vice President,
Director                       100,000       August 12, 1999       $.75

Tom Johnson
Vice President                  75,000       August 12, 1999       $.75

Donald Steele
Director                       100,000       August 12, 1999       $.75


In addition to the above named individuals, an additional 350,000 options in aggregate, exercisable at $0.75 were granted to various consultants on August 12, 1999. These options expire at the earliest of 5 years after the date on which they are granted or 120 days after the optionee's service with the Company ceases for any reason.

MARK A. WESTON, CA, FORMER CHIEF FINANCIAL OFFICER AND DIRECTOR, WAS GRANTED AN OPTION TO PURCHASE 100,000 SHARES EXERCISABLE AT $ 0.75 USD PER SHARE AND EXPIRING ON AUGUST 12, 2004.

ITEM 7.   Certain Relationships and Related Transactions

573795 BC LTD. WAS INCORPORATED IN OCTOBER OF 1998. MESSRS LAVIN EACH TRANSFERRED INTELLECTUAL PROPERTY REPRESENTED BY THE INITIAL BUSINESS PLAN OF MEGACHAIN.COM INTO THE COMPANY IN EXCHANGE FOR 100 COMMON SHARES EACH. THE INTELLECTUAL PROPERTY WAS NOMINALLY VALUED AT $200.

The Company presently maintains its principal place of business at 34 West 8th Avenue, Vancouver, British Columbia, Canada V5Y 1M7. The premise is leased on a month-to-month basis, at a fair market value price of $1,000 from BLUE WAVE PRODUCTIONS LTD., A COMPANY OWNED BY MESSRS LAVIN.

Management fees totaling $15,000 per month are paid to BLUE WAVE PRODUCTIONS LTD., A CORPORATION OWNED BY MESSRS LAVIN, both directors and controlling shareholders of the Company. The management fee covers the cost of employees and other resources committed by these corporations to the business of the Company.


The Company has no employees. Blue Wave Productions Ltd. has three full-time employees dedicated solely to the business of the Company.

The Company presently maintains its principal place of business at 34 West 8th Avenue, Vancouver, British Columbia, Canada V5Y 1M7. The premise is leased on a month-to-month basis, at a fair market value price of $1,000 from the Company's President and CEO, Mr. Tom Lavin.

Management fees totalling $15,000 per month are paid to Blue Wave Productions Ltd., a company incorporated pursuant to the laws of British Columbia and owned by Messrs Lavin, both directors and controlling shareholders of MegaChain. An additional $2,000 per month is paid to Blue Wave for the use of its premises and other resources committed by the corporation to the business of the Company including a multi-line telephone answering system and other office equipment.

ITEM 8.   Legal Proceedings

To the best knowledge of the Officers and Directors of the Company, neither the Company nor any of its Officers or Directors is a party to any material legal proceeding or litigation and such persons know of no other material legal proceeding or litigation contemplated or threatened. There are no judgments against the Company or its Officers or Directors. None of the Officers or Directors has been convicted of a felony or misdemeanor relating to securities or performance in corporate office.

ITEM 9.   Market for Common Equity and Related Stockholder Matters

THE FOLLOWING TABLE SETS FORTH THE HIGH AND LOW BID PRICES OF THE COMMON STOCK OF THE COMPANY REPORTED ON THE OTC BULLETIN BOARD ("MGCNE") SINCE THE QUARTER ENDING SEPTEMBER 30, 1997. THE QUOTATIONS REFLECT INTER-DEALER PRICES, WITHOUT RETAIL MARK-UP, MARK-DOWN, OR COMMISSIONS AND MAY NOT NECESSARILY REPRESENT ACTUAL TRANSACTIONS. THERE IS AN ABSENCE OF AN ESTABLISHED TRADING MARKET FOR THE COMPANY'S COMMON STOCK, AS THE MARKET IS LIMITED, SPORADIC AND HIGHLY VOLATILE THE ABSENCE OF AN ACTIVE MARKET MAY HAVE AN EFFECT UPON THE HIGH AND LOW PRICES AS REPORTED.

                              High / Low Bid

                     Quarter         High           Low
                     Ending           Bid           Bid

                     6/30/99         2.2188        .7500
                     3/31/99         1.9063        .0625
                    12/31/98          .1250        .0625
                     9/30/98          .1250        .1250
                     6/30/98          .1250        .1250
                     3/31/98          .1250        .1250
                    12/31/97          .1250        .1250
                     9/30/97          .1250        .1250


As of  August 25, 1999  there  were  a  total  of  30 shareholders of record.

Dividend Policy
To date, the Company has not paid cash or other dividends on the common stock. Holders of common stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available therefore. The Company intends to retain any earnings, if any, for the operation of its business and does not anticipate paying cash dividends on the common stock in the foreseeable future.

ITEM 10.  Recent Sales of Unregistered Securities


IN JANUARY OF 1997 THE COMPANY SOLD 1,754,000 COMMON SHARES TO SEVEN ACCREDITED INVESTORS UNDER REGULATION 505. THERE WERE NO UNDERWRITERS INVOLVED NOR WERE ANY COMMISSIONS PAID.



The seven accredited investors to whom such securities were sold and the consideration received are as follows:



     Nancy Murphy                  500,000 shares @ $.25 per share;
     Ken Kooke                     100,000 shares @ $.25 per share;
     Providence Trust Ltd.         400,000 shares @ $.25 per share;
     ACP Investments International 200,000 shares @ $.25 per share;
     Claudio Scutto                200,000 shares @ $.25 per share;
     Alphonse Scutto               200,000 shares @ $.25 per share;
     John Formicola                154,000 shares @ $.25 per share.


In February, 1999, the Company acquired all of the issued and outstanding voting shares of the capital stock of 573795 BC Ltd. ("573795")in exchange for 6,000,000 shares of the Company's common stock for the purpose of effecting the acquisition of 573795. No underwriter or broker was involved in the offering, and no commissions were paid on the sale of the shares. The shares were offered and sold in reliance on the exemption set forth in Section 4(2) of the Securities Act of 1933.

In order to provide the Company with additional working capital to implement its business plan, the Company completed on April 5, 1999, a placement of 2,000,000 shares common stock at a price of $0.50 per share in reliance on Rule 504 of Regulation D promulgated under the Securities Act of 1933. No underwriter or broker was involved in the offering, and no commissions were paid on the sale of the shares. The officers and directors of the Company sold the shares to approximately 20 investors.

ITEM 11.  Description of Securities

General

The authorized capitalization of MegaChain consists of 30,000,000 shares of common stock, par value $0.0001, and 5,000,000 shares of preferred stock, par value $0.0001. There are 16,154,000 common shares outstanding and no shares of preferred stock outstanding.

                                    Common Stock

Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of all common stock outstanding entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefore. Upon the liquidation, dissolution or winding up of the Company, the holders of all shares of common stock are entitled to receive ratably the net assets of the Company available after the payment of all debts and other liabilities. Holders of common stock have no preemptive, subscription, redemption or conversion rights.

                                  Preferred Stock

The Board of Directors is authorized to classify any shares of its authorized but unissued preferred stock as preferred stock in one or more series. With respect to each series, the Board of Directors shall determine the number of shares which shall constitute such series; the rate of dividend, if any, payable on shares of such series; whether the shares of such series shall be cumulative, non-cumulative or partially cumulative as to dividends, and the dates from which any cumulative dividends are to accumulate; whether the shares of such series may be redeemed, and, if so, the price or prices at which and the terms and conditions on which shares of such series may be redeemed; the amount payable upon shares of such series in the event of the voluntary or involuntary dissolution, liquidation or winding up of the affairs of MegaChain; the sinking fund provisions, if any, for the redemption of shares of such series; the voting rights, if any, of the shares of such series; the terms and conditions, if any, on which shares of such series may be converted into shares of capital stock of MegaChain of any other class or series; whether the shares of such series are to be preferred over shares of capital stock of MegaChain of any other class or series as to dividends, or upon the voluntary or involuntary dissolution, liquidation, or winding up of the affairs of MegaChain, or otherwise; and any other characteristics, preferences, limitations, rights, privileges, immunities or terms not inconsistent with the provisions of the Certificate of Incorporation. The availability of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of discouraging takeover proposals, and the issuance of preferred stock could have the effect of delaying or preventing a change in control of MegaChain not approved by the Board of Directors.

ITEM 12.  Indemnification of Officers and Directors

MegaChain's Certificate of Incorporation provides that, to the fullest extent that limitations on the liability of directors and officers are permitted by the Delaware General Corporation Law (the "DGCL"), no director or officer of the Company shall have any liability to MegaChain or its stockholders for monetary damages. The DGCL provides that a corporation's charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its stockholders for money damages except: (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. MegaChain's Certificate of Incorporation and Bylaws provide that it shall indemnify and advance expenses to its currently acting and its former directors to the fullest extent permitted by the DGCL and that MegaChain shall indemnify and advance expenses to its officers to the same extent as its directors and to such further extent as is consistent with law.

The Certificate of Incorporation and Bylaws provide that MegaChain will indemnify its directors and officers and may indemnify employees or agents to the fullest extent permitted by law against liabilities and expenses incurred in connection with litigation in which they may be involved because of their offices with MegaChain. However, nothing in the Certificate of Incorporation or Bylaws of MegaChain protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office. To the extent that a director has been successful in defense of any proceeding, the DGCL provides that he shall be indemnified against reasonable expenses incurred in connection therewith.

ITEM 13.  Financial Statements

For the information required by this Item, refer to the Index of the Financial Statements appearing on page F-1 of this registration.

ITEM 14.  Changes In and Disagreements with Accountants on Accounting and
           Financial Disclosure

          None


ITEM 15.  Financial Statements and Exhibits


For the information required by this Item, refer to the Index to Financial Statements appearing on page F-1 of the registration statement.

Exhibits

Copies of the following documents are included as exhibits to this report pursuant to Item 601 of Regulation S-B.

Exhibit       SEC Ref.           Title of Document                           Page
  No.           No.

  1          (3)(i),(4)      Certificate of Incorporation, as amended         E-1
  2           (3)(ii)        By-Laws                                          E-8
  3            (10)          Form of Options granted to Executive
                               Officers                                       E-10
  4            (10)          Form of Options granted to Consultants           E-15
  5            (21)          Subsidiaries                                     E-21
  6            (27)          Financial Data Schedules                          *
  7            (10)          Management Agreement                              **
  8            (10)          Option Agreement                                  **
  9            (10)          Option Agreement for EEC                          **



 * The Financial Data Schedule is presented only in the electronic filing with the Securities and Exchange Commission.
** Filed Herewith.


PART II    FINANCIAL INFORMATION

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)



                                    CONTENTS


                                                                         PAGE
INDEPENDENT AUDITORS' REPORT                                              F-1


CONSOLIDATED BALANCE SHEETS                                               F-2


CONSOLIDATED STATEMENTS OF OPERATIONS                                     F-3


CONSOLIDATED STATEMENT OF STOCKHOLDERS'
     EQUITY (DEFICIT)                                                     F-4


CONSOLIDATED STATEMENTS OF CASH FLOWS                                     F-5


NOTES TO CONSOLIDATED FINANCIAL STATEMENTS                             F-7 - F13

                          INDEPENDENT AUDITOR'S REPORT


To the Board of Directors and Stockholders of MegaChain.Com Ltd.
 (formerly Formquest International, Ltd.;
formerly Northern Lights Software, Ltd.)
Vancouver, British Columbia, Canada

We have audited the accompanying consolidated balance sheets of MegaChain.Com, Ltd. (formerly Formquest International, Ltd.; formerly Northern Lights Software, Ltd.) and Subsidiaries as of June 30, 1999, 1998, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended June 30, 1999, 1998 and 1997 and the six months ended June 30, 1996. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of MegaChain.Com, Ltd. (formerly Formquest International, Ltd.; formerly Northern Lights Software, Ltd.) and Subsidiaries as of June 30, 1999, 1998, 1997 and 1996, and the results of their consolidated operations and cash flows for the years ended June 30, 1999, 1998 and 1997 and the six months ended June 30, 1996, in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company is currently developing technology and software and has not received any revenue from operations. These factors raise substantial doubt about the entity's ability to continue as a going concern. Management's plans in regard to these matters are described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                         COGEN SKLAR LLP

August 12, 1999, except for Note 12,
as to which the date is August 19, 1999
Bala Cynwyd, Pennsylvania

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
                           CONSOLIDATED BALANCE SHEETS


                                                                       JUNE 30,
                                                ------------------------------------------------------
                                                    1999          1998           1997           1996
                                                -----------   -----------    -----------     ---------
           ASSETS

CURRENT ASSETS
    Cash                                        $   713,874   $         -    $    41,591     $  40,259
    Accounts receivable                                   -             -        207,708        75,009
    Miscellaneous receivables                         7,970             -              -             -
    Employee advances                                     -             -              -         1,100
    Prepaid expenses                                 18,100             -              -        33,798
                                                -----------   -----------    -----------     ---------
                                                    739,944             -        249,299       150,166

PROPERTY AND EQUIPMENT - Net                         11,512        14,455         20,124         6,184

INTANGIBLE ASSETS, NET                              277,500             -            609             -
                                                -----------   -----------    -----------     ---------

TOTAL ASSETS                                    $ 1,028,956   $    14,455    $   270,032     $ 156,350
                                                ===========   ===========    ===========     =========

    LIABILITIES AND STOCKHOLDERS
       EQUITY(DEFICIT)

CURRENT LIABILITIES
    Demand notes payable                        $         -   $         -    $   175,274     $ 371,980
    Account payable and
       accrued expenses                              18,123        34,867         78,012        65,328
    Payroll taxes payable                                 -       437,038        342,087        35,568
                                                -----------   -----------    -----------     ---------

TOTAL CURRENT LIABILITIES                            18,123       471,905        595,373       472,876
                                                -----------   -----------    -----------     ---------

    STOCKHOLDERS' EQUITY (DEFICIT)

PREFERRED STOCK; $0.0001 par value,
  5,000,000 shares authorized; and
  no shares issued and outstanding                        -             -              -             -
COMMON STOCK; $0.001 par value;
  15,000,000 shares authorized;
  7,000,000 shares issued and
  outstanding at June 30, 1996                            -             -              -         7,000
COMMON STOCK; $0.0001 par value;
  30,000,000 shares authorized;
                    ISSUED     OUTSTANDING
  June 30, 1997   11,654,000    8,154,000
  June 30, 1998   11,654,000    8,154,000
  June 30, 1999   19,654,000   16,154,000             1,615           815            815             -

ADDITIONAL PAID-IN CAPITAL                        2,663,186       942,197        942,197             -

ACCUMULATED DEFICIT                              (1,653,968)   (1,400,462)    (1,268,353)     (323,526)

LESS: TREASURY STOCK -
   3,500,000 shares at cost                               -             -              -             -
                                                -----------   -----------    -----------     ---------

TOTAL STOCKHOLDERS' EQUITY
   (DEFICIT)                                      1,010,833      (457,450)      (325,341)     (316,526)
                                                -----------   -----------    -----------     ---------

TOTAL LIABILITIES AND STOCKHOLDERS'
   (DEFICIT)                                    $ 1,028,956   $    14,455    $   270,032     $ 156,350
                                                ===========   ===========    ===========     =========


   The accompanying notes are an integral part of these consolidated financial statements.

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                                     Six
                                               Years Ended June 30,                 Months
                                     ----------------------------------------        Ended
                                        1999           1998           1997       June 30, 1996
                                     -----------    ----------    -----------    -------------
REVENUE                              $         -    $  207,723    $ 1,417,501     $  285,130
                                     -----------    ----------    -----------     ----------

OPERATING EXPENSES
  Cost of revenue                              -       203,751      2,113,684        434,253
  Software development                    48,250             -              -              -
  Selling and marketing                    9,878        41,907         14,113         21,665
  General and administrative             195,378        94,476        255,370         76,360
                                     -----------    ----------    -----------     ----------
                                         253,506       340,134      2,383,167        532,278
                                     -----------    ----------    -----------     ----------

LOSS FROM OPERATIONS                    (253,506)     (132,411)      (965,666)      (247,148)

INTEREST INCOME                                -           302         20,839             -
                                     -----------    ----------    -----------     ----------

NET LOSS                             $  (253,506)   $ (132,109)   $  (944,827)    $ (247,148)
                                     ===========    ==========    ===========     ==========


BASIC AND DILUTED
   LOSS PER SHARE OF
   COMMON  STOCK                     $     (0.02)   $    (0.02)   $     (0.09)    $    (0.03)
                                     ===========    ==========    ===========     ==========


WEIGHTED AVERAGE SHARES
   OUTSTANDING OF COMMON STOCK        11,154,000     8,154,000     10,460,333     8,000,000
                                     ===========    ==========    ===========     ==========


   The accompanying notes are an integral part of these consolidated financial statements.

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                                   Common Stock            Additional
                                                             -------------------------       Paid-In     Accumulated       Treasury
                                                               Shares           Amount       Capital   Equity (Deficit)     Stock
                                                             ----------         ------     ----------  ----------------    --------
BALANCE AT DECEMBER 31, 1995                                  7,000,000         $7,000     $        -    $   (76,378)      $     -

Net loss for the six months ended June 30, 1996                       -              -              -       (247,148)            -
                                                             ----------         ------     ----------    -----------       -------

BALANCE AT JUNE 30, 1996                                      7,000,000          7,000              -       (323,526)           --

Recapitalization upon reverse acquisition
   Northern NY                                               (7,000,000)        (7,000)             -              -             -
   Northern NY                                                8,000,000            800          6,200              -             -
   EC                                                           800,000             80            720              -             -

Blank check offering, net of offering
   costs of $78,073                                           1,100,000            110        471,817              -             -

Issuance of common stock                                      1,754,000            175        438,325              -             -

Conversion of stockholder debt                                        -              -         24,785              -             -

Escrowed shares returned to treasury                         (3,500,000)          (350)           350              -             -

Net loss for the year ended June 30, 1997                                            -              -       (944,827)            -
                                                             ----------         ------     ----------    -----------       -------

BALANCE AT JUNE 30, 1997                                      8,154,000            815        942,197     (1,268,353)            -

Net loss for the year ended June 30, 1998                                            -              -       (132,109)            -
                                                             ----------         ------     ----------    -----------       -------

BALANCE AT JUNE 30, 1998                                      8,154,000            815        942,197     (1,400,462)            -

Issuance of common stock for purchase of BC                   6,000,000            600        299,400              -             -

Disposal of the assets of subsidiary
   to an entity controlled by a principal stockholder
   for the assumption of liabilities                                  -              -        463,593              -             -

Issuance of common stock, net of offering
   costs of $41,804                                           2,000,000            200        957,996              -             -

Net loss for the year ended June 30, 1999                             -              -              -       (253,506)            -
                                                             ----------         ------     ----------    -----------       -------

BALANCE AT JUNE 30, 1999                                     16,154,000         $1,615     $2,663,186    $(1,653,968)      $     -
                                                             ==========         ======     ==========    ===========       =======


   The accompanying notes are an integral part of these consolidated financial statements.

                             MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                           (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                           FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
                            CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                              Years Ended June 30,                   Six Months
                                                                  -------------------------------------------          Ended
                                                                     1999             1998             1997             1996
                                                                  ---------        ---------        ---------        ----------
CASH FLOWS FROM OPERATING ACTIVITIES
    Net income loss                                               $(253,506)       $(132,109)       $(944,827)       $(247,148)
    Adjustments to reconcile net loss to net cash
      provided by (used in) operating activities
        Depreciation and amortization                                22,500              609            2,619            1,005
        Loss on disposition of property and equipment                     -            5,670                -                -
        (Increase) decrease in assets, net of effects
         from purchase and disposition of subsidiaries
          Accounts receivable                                             -          207,708         (132,699)          34,438
          Miscellaneous receivables                                  (7,970)               -                -                -
          Prepaid expenses                                          (18,100)               -           33,798          (33,798)
          Royalties receivable                                            -                -                -            3,452
          Employee advances                                               -                -            1,100           (1,100)
        Increase (decrease) in liabilities, net of effects
         from disposition of subsidiaries
        Accounts payable and accrued expenses                        12,266          (43,146)          12,684          (72,025)
        Payroll taxes payable                                        12,000           94,951          306,519           35,568
        Unearned royalty income                                           -                -                -          (10,172)
                                                                  ---------        ---------        ---------        ---------

        Net cash provided by (used in) operating activities        (232,810)         133,683         (720,806)
                                                                  ---------        ---------        ---------        ---------

CASH FLOWS FROM INVESTING ACTIVITIES
        Organizational costs                                              -                -           (1,218)               -
        Capital Expenditures                                        (11,512)               -          (15,950)               -
                                                                  ---------        ---------        ---------        ---------

        Net cash used in investing activities                       (11,512)               -          (17,168)               -
                                                                  ---------        ---------        ---------        ---------

CASH FLOWS FROM FINANCING ACTIVITIES

        Net proceeds from (repayments of) demand
            note payable                                                  -         (175,274)        (171,921)         331,980
        Proceeds released from escrow related to
            blind pool offering                                           -                -          472,727                -
        Net proceeds from issuance of common stock                  958,196                -          438,500                -
        Bank overdrafts                                                   -                -                -           (1,941)
                                                                  ---------        ---------        ---------        ---------

        Net cash provided by (used in) financing activities         958,196         (175,274)         739,306          330,039
                                                                  ---------        ---------        ---------        ---------

NET INCREASE (DECREASE) IN CASH                                     713,874          (41,591)           1,332           40,259

CASH - BEGINNING OF YEAR                                                  -           41,591           40,259                -
                                                                  ---------        ---------        ---------        ---------

CASH - END OF YEAR                                                $ 713,874        $       -        $  41,591        $  40,259
                                                                  =========        =========        =========        =========


   The accompanying notes are an integral part of these consolidated financial statements.

                             MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                           (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                           FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)


                                                                              Years Ended June 30,                   Six Months
                                                                  -------------------------------------------          Ended
                                                                    1999             1998             1997             1996
                                                                  ---------        ---------        ---------        ----------
SUPPLEMENTAL SCHEDULE OF NONCASH
  INVESTING AND FINANCING ACTIVITIES

The company disposed of the assets of its subsidiary
  Northern NY, to a principal stockholder for the assumption of liabilities. The net liabilities assumed were as follows:

Property and equipment, net                                       $  14,455        $       -        $       -        $       -

Accounts payable and accrued expenses                               (29,010)               -                -                -

Payroll taxes payable                                              (449,037)               -                -                -
                                                                  ---------        ---------        ---------        ---------

Net liabilities                                                   $(463,592)               -                -                -
                                                                  =========        =========        =========        =========


Issuance of common stock for purchase of
  subsidiary (BC)                                                 $ 300,000        $       -        $       -        $       -
                                                                  =========        =========        =========        =========
Conversion of stockholder's debt to additional
  paid in capital                                                 $       -        $       -        $  24,785        $       -
                                                                  =========        =========        =========        =========


   The accompanying notes are an integral part of these consolidated financial statements.

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 1 - ORGANIZATION AND NATURE OF OPERATIONS

EC Capital, Ltd. ("EC") was organized under the laws of the state of Delaware on September 10, 1993, and adopted a fiscal year ending June 30. From inception through September 12, 1996, EC's activities had been limited to preliminary organizational activities and seeking business combinations. In October 1995, EC completed a public offering of 1,100,000 shares of common stock and received net proceeds of approximately $472,000. On September 12, 1996, EC issued 8,000,000 shares of its common stock in exchange for 7,000,000 issued and outstanding shares of Northern Lights Software, Ltd. ("Northern NY"), split its outstanding shares on a two-for-one basis and changed its name from EC Capital, Ltd. to Northern Lights Software, Ltd. ("Northern DE"). Northern NY was formed in January 1994 to provide training services to organizations implementing and developing utility software for organizations implementing sybase databases.

The acquisition of Northern NY is considered to be a capital transaction in substance, rather than a business combination. That is, the acquisition is equivalent to the issuance of stock by Northern NY for the net monetary assets of EC, accompanied by a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition, except that no goodwill is recorded. Under reverse takeover accounting, the post reverse-acquisition comparative historical financial statements of the legal acquirer, EC, are those of the accounting acquirer, Northern NY.

In the first half of 1997, Northern NY ceased operations due to significant losses from operations. Northern DE remained inactive until 1999. On September 3, 1997, Northern DE changed its name to Formquest International, Ltd. ("Formquest"). In February 1999, Formquest disposed of the assets of its subsidiary, Northern NY, with a stockholders' deficit to an entity controlled by a principal stockholder for the assumption of liabilities. On February 15, 1999, Formquest purchased all of the issued and outstanding shares of 573795 BC Ltd. ("BC"), a corporation organized on October 26, 1998 under the laws of the Province of British Columbia, Canada for 6,000,000 shares of common stock. BC is a development stage company which owns proprietary software for the enhancement of sales on the internet. BC has no prior operations and minimal assets except the technology and software that it will further develop. The acquisition will be accounted for under the purchase method of accounting. The purchase price of $300,000 was allocated to technology and is being amortized on a straight-line basis over five years.

Formquest completed an offering under Regulation D on April 5, 1999 for 2,000,000 shares of common stock for net proceeds of approximately $958,000.

On April 14, 1999 Formquest changed its name to MegaChain.Com, Ltd. ("the Company').


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The consolidated statement of operations includes the operations of Northern NY for the years ended June 30, 1998 and 1997 and six months ended June 30, 1996 and the operations of BC for the period February 15, 1999 (date of acquisition to June 30, 1999.

Concentration of Credit Risk Involving Cash

The Company maintains its cash balances in a bank located in Canada. These balances are not insured.

Cash Equivalents

The Company considers all highly liquid instruments with a maturity of three months or less to be cash equivalents.

Fair Value of Financial Instruments

Financial instruments consist of cash, receivables, notes payable and accounts payable. The carrying amount approximates fair value because of the short maturity of these instruments.

Accounts Receivable and Bad Debts

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made. Bad debts during the years ended June 30, 1999, 1998, 1997 and the six months ended June 30, 1996 amounted to $ -0-, $-0-, $21,962 and $34,310.

Depreciation

The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed using the straight line and accelerated methods.

Cost of Computer Software

The Company accounts for costs of computer software under the American Institute of Certified Public Accountants Statement of Position 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use," which requires that costs incurred in the preliminary project stage should be expensed as incurred. Costs incurred in the application development stage are capitalized. Post-implementation/operation stage costs such as training and maintenance are expensed as incurred. The impairment of capitalized software costs will be recognized in accordance with SFAS No. 121 if the software is not expected to provide any service potential or when it is no longer probable that the software being developed will be completed and placed in service and the undiscounted cash flow estimated to be generated is less than the carrying amount of the software. The Company's evaluation considers changes in the operating environment and business strategy, competitive information, market trends and operating performance.

Research and Development Costs

Research and Development costs are expensed as incurred.

Intangibles

Technology costs are recorded at cost and are amortized using the straight-line method over 5 years.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Accordingly, actual results could differ from those estimates.

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for its income taxes under Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for temporary differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Earnings (Loss) Per Share

The Company has adopted SFAS No. 128, "Earnings Per Share" (EPS). This statement establishes standards for computing and presenting EPS, replacing the presentation of currently required primary EPS with a presentation of Basic EPS. For entities with complex capital structures, the statement requires the dual presentation of both basic EPS and Diluted EPS on the face of the statement of operations. Under this new standard, Basic EPS is computed based on weighted average shares outstanding and excludes any potential dilution; Diluted EPS reflects potential dilution from the exercise or conversion of securities into common stock or from other contracts to issue common stock and is similar to the currently required fully diluted EPS.

Basic earnings (loss) per share include the weighted average number of shares outstanding during the year. Diluted earnings (loss) per share include the weighted average number of shares outstanding and dilutive potential common shares, such as warrants. Assumed conversion of the warrants would be antidilutive, therefore, basic and diluted earnings (loss) per share are the same.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," beginning July 1, 1998. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. Since the Company has no items of other comprehensive income, no separate statement of comprehensive income has been presented.

Recently Issued Accounting Pronouncements

In April 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-5, Reporting on the Costs of Start-Up Activities ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization cost. Its requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for all fiscal years beginning after December 15, 1998 with initial adoption reported as a cumulative effect of a change in accounting principle. The Company will adopt SOP 98-5 effective July 1, 1999. The adoption of SOP 98-5 will not result in any cumulative effect of a change in accounting principle.

NOTE 3 - MANAGEMENT PLANS

The accompanying financial statements have been prepared on a going concern basis which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of increases. As discussed in
Note 1, the company has developed software for the enhancement of sales on the internet and has not received any revenues from operations. These factors raise substantial doubt about the ability of the company to continue as a going concern.

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3 - MANAGEMENT PLANS (Continued)

The Company is devoting substantially all of its present efforts to establishing its business, and although certain planned operations have commenced there have been no significant revenues derived there from. The Company can provide any company having an internet presence, a powerful, cost effective means of advertising and selling their products through an innovative Internet Multi Level Marketing system which combines multi-level marketing techniques and the use of personalized, permission based email. The Company will receive a referral fee for each individual who registers on the advertisers' web page.

Aggressive sales and marketing efforts have begun. Key elements of the strategy are to: (1) Alert the media of the MegaChain system rollout via direct contact and press releases, (2) Promote MegaChain on search engines and banner advertising and in specific newsgroups, (3) Identify and capture those companies most likely to benefit from a MLM sales force and a direct email campaign, and
(4) Establish strategic alliances with Internet Service Providers.

At present the Company is expending approximately $34,000 per month in the further development of its operations. The Company currently contracts 6 individuals on a full time basis. The company's cash reserve is sufficient to cover the operating expenses of the Company throughout the next fiscal year including approximately $100,000 to complete the development of its entire software suite, $60,000 relating to web, database and mail server software acquisition and start up costs, and $24,000 for operating leases pertaining to web site related computer hardware.

The balance sheet does not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts and classifications of liabilities that might be necessary in the event the Company cannot continue in existence.

NOTE 4 - ACQUISITIONS AND DISPOSITION

Northern NY

On September 12, 1996, the Company completed the acquisition of Northern NY by issuing 8,000,000 shares of its common stock in exchange for 7,000,000 issued and outstanding shares of Northern NY. For accounting purposes, the acquisition was recorded as a recapitalization of Northern NY with Northern NY as the accounting acquiror. The agreement also provides that the shareholders of Northern NY will place 3,500,000 shares in escrow to be released to said shareholders only if certain earnings levels are achieved. 1,750,000 of the shares in escrow will be released to such shareholders only if in the two year period ending December 31, 1997 Northern achieves cumulative pre-tax income of $500,000. The remaining 1,750,000 shares will be released to such shareholders if Northern achieves cumulative pre-tax income of $1,500,000 over the four year period ending December 31, 1999.

Since the earnings levels were not achieved and management decided to cease operations in the first half of 1997, the 3,500,000 shares have been reflected as treasury shares as of June 30, 1997.

In February 1999, the Company disposed of the assets of its subsidiary, Northern NY to an entity controlled by a principal stockholder for the assumption of liabilities in the amount of $463,593. Since the disposition involved a principal stockholder the assumed net liabilities is reflected as an increase to additional paid-in capital. A condensed balance sheet at date of disposal was as follows;

               Assets                                          $  14,455
               Liabilities                                      (478,048)
                                                               ---------

               Net liabilities                                 $(463,593)
                                                               =========

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 4 - ACQUISITIONS AND DISPOSITION (Continued)


573795 BC Ltd.

On February 15, 1999, the Company purchased all of the issued and outstanding shares of BC for 6,000,000 shares of common stock. BC is a development stage company which owns proprietary software and technology for the enhancement of sales on the internet. BC has no prior operations and minimal assets except the technology and software that it will further develop. The acquisition will be accounted for under the purchase method of accounting. The purchase price of $300,000, determined based on the fair value of the common shares issued, was allocated to technology and is being amortized on a straight-line basis over five years.

NOTE 5 - PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

                                                                June 30,
                                          ----------------------------------------------------
                                           1999           1998           1997           1996
                                          -------        -------        -------        -------
Machinery and equipment                   $11,512        $17,734        $19,579        $10,049
Furniture and fixtures                          -          2,596          6,420              -
                                          -------        -------        -------        -------
                                           11,512         20,330         25,999         10,049
Less: accumulated depreciation                  -          5,875          5,875          3,865
                                          -------        -------        -------        -------

                                          $11,512        $14,455        $20,124        $ 6,184
                                          =======        =======        =======        =======


NOTE 6 - INTANGIBLE ASSETS

Intangible assets consist of the following:

                                                                June 30,
                                         -----------------------------------------------------
                                           1999           1998           1997           1996
                                         --------        -------        -------        -------
Technology                               $300,000        $     -        $     -        $     -

Incorporation costs                             -          1,218          1,218              -
                                         --------        -------        -------        -------
                                          300,000          1,218          1,218              -
Less: accumulated amortization             22,500          1,218            609              -
                                         --------        -------        -------        -------
                                         $277,500        $     -        $   609        $     -
                                         ========        =======        =======        =======


NOTE 7 - DEMAND NOTES PAYABLE

The demand notes payable were due to an entity whose principal stockholder was a former principal stockholder of the Company. There were no specific repayment terms.

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 8 - PAYROLL TAXES PAYABLE

The payroll taxes payable were liabilities of the Company's subsidiary (Northern
NY). These liabilities were assumed by a stockholder as part of the disposition of the assets of this subsidiary in February 1999.

NOTE 9 - STOCKHOLDERS' EQUITY

Common Stock

On September 12, 1996, the Board of Directors increased the authorized shares from 2,500,000 to 20,000,000.

In October 1995, the Company completed a blank check offering of 1,100,000 shares of common stock and received net proceeds of approximately $472,000 which was placed in escrow until the Northern NY acquisition was consummated. Upon confirmation by the original purchasers the funds were released from escrow in September 1996.

In January 1997, the Company completed an offering under Regulation D for 1,754,000 shares of common stock for $.25 per above and received approximately $438,500.

On April 5, 1999, the Company completed an offering under Regulation D for 2,000,000 shares of common stock for $.50 per share and received net proceeds of approximately $958,000.

Warrants

In conjunction with the blank check offering in October 1995, the Company issued 110,000 warrants to the underwriter at a price of $.001 per warrant. Each warrant entitles the holder to purchase one share of common stock at a price of $.60 per share for a four year period commencing one year from the effective date of the offering.

NOTE 10 - INCOME TAXES

There is no income tax expense (benefit) for the years ended June 30, 1999, 1998, 1997 and six months ended June 30, 1996 due to the following:

Current Tax Expense (Benefit)

For years in which losses were incurred, the operating losses cannot be carried back to earlier years. For the year ended June 30, 1999 taxable income, resulting from the gain on disposition of the assets of a subsidiary (Northern
NY), was offset by utilizing carryforward losses.

Deferred Tax Expense (Benefit)

The deferred tax assets, consisting mainly of net operating loss carryforwards, were offset by a valuation allowance. Management believes that a valuation allowance is considered necessary since it is more likely than not that the deferred tax asset will not be realized through future taxable income.

The use of net operating loss carryforwards is limited when there has been a substantial change in ownership (as defined) during a three year period. Because of the recent and contemplated changes in common stock, options and warrants, such a change may occur in the future. In this event, the use of net operating losses each year would be restricted to the value of the Company on the date of such change multiplied by the federal long term rate ("annual limitation"); unused annual limitations may then be carried forward without this limitation. Also, in the event the business enterprise of the loss corporation is not continued for the two year period commencing on the change date, the net operating loss carryforwards may no longer be available.

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 10 - INCOME TAXES (Continued)

At June 30, 1999, the Company had net operating loss carryforwards of approximately $772,000 for U. S. income tax purposes, which if not used will expire during the years 2012 and 2014. At June 30, 1999, the Company had net operating loss carryforwards of approximately $150,000 for Canadian income tax purposes, which if not used will expire in 2006.

NOTE 11 - RELATED PARTY TRANSACTIONS

During 1999, the Company paid a management fee of $103,700 to a corporation whose principal stockholders are also stockholders of the company. The fee is included in general and administrative expenses.

During 1999, the Company also leased its office space and office equipment from this corporation for approximately $2,000 per month.

NOTE 12 - CONTINGENCY

At the time of the disposition of Northern NY, there were unpaid payroll taxes including interest and penalties amounting to approximately $445,000 which were assumed by an entity controlled by a principal stockholder and the Company was indemnified against this obligation. Although the Company does not believe it is liable for this obligation, there can be no assurance that a claim could not be brought against the Company. If a claim is asserted, the Company intends to defend itself vigorously against the claim.

NOTE 13 - SUBSEQUENT EVENTS

On August 19, 1999, the Board of Directors of the Company approved a resolution that increased the authorized shares of common stock to 30,000,000 shares and changed the par value from $0.001 to $0.0001 per share. Additionally, the company is authorized to issue 5,000,000 shares of preferred stock with a par value of $0.0001 per share.

All references to number of shares and per share amounts in the consolidated statements and notes have been adjusted to give retroactive effect to the change in par value and number of authorized shares.

In August 1999, the Board of Directors approved the establishment of a stock option plan and 825,000 options were granted, expiring in five years, to purchase 825,000 shares of common stock at an exercise price of $.75, which represents the fair value of the common stock at date of grant. As permitted under SFAS No. 123, the Company accounts for stock options granted to officers, employees and non-employee members of the Board of Directors as prescribed under Accounting Principles Board Opinion No. 25, which recognizes compensation cost based upon the intrinsic value of the equity award. Accordingly, no compensation expense will be recognized for such equity awards.

However, in accordance with SFAS No. 123, compensation cost associated with stock options granted to non-employees will be accounted for based on the fair value at the date of grant. Such fair value will be estimated using the Block-Scholes model.

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
                           CONSOLIDATED BALANCE SHEETS


                                                                  September 30,1999     June 30,1999
                                                                     (Unaudited)          (Audited)
                                                                  -----------------     ------------
           ASSETS

CURRENT ASSETS
    Cash                                                            $    564,252         $   713,874
    Miscellaneous receivables                                             11,374               7,970
    Prepaid expenses                                                           -              18,100
                                                                    ------------         -----------
                                                                         575,626             739,944

PROPERTY AND EQUIPMENT - Net                                              13,692              11,512

INTANGIBLE ASSETS, NET                                                   262,500             277,500
                                                                    ------------         -----------

TOTAL ASSETS                                                        $    851,818         $ 1,028,956
                                                                    ============         ===========

    LIABILITIES AND STOCKHOLDERS EQUITY(DEFICIT)

CURRENT LIABILITIES
    Account payable and accrued expenses                            $     29,658         $    18,123
                                                                    ------------         -----------

TOTAL CURRENT LIABILITIES                                                 29,658              18,123
                                                                    ------------         -----------

    STOCKHOLDERS' EQUITY (DEFICIT)

PREFERRED STOCK; $.0001 par value; 5,000,000 shares
authorized; and no shares issued and outstanding                               -                   -

COMMON STOCK; $.0001 par value; 30,000,000 shares authorized;

                      ISSUED      OUTSTANDING
    June 30, 1997   11,654,000     8,154,000
    June 30, 1998   11,654,000     8,154,000
    June 30, 1999   19,654,000    16,154,000                               1,615               1,615

ADDITIONAL PAID-IN CAPITAL                                             2,761,186           2,663,186

ACCUMULATED DEFICIT                                                   (1,941,236)         (1,653,968)

ACCUMULATED OTHER COMPREHENSIVE INCOME                                       595                   -

LESS: TREASURY STOCK - 3,500,000 shares at cost                                -                   -
                                                                    ------------         -----------

TOTAL STOCKHOLDERS' EQUITY                                               822,160           1,010,833
                                                                    ------------         -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $    851,818         $ 1,028,956
                                                                    ============         ===========


                           See the accompanying notes.

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                           Three Months Ended
                                                                           September 30, 1999
                                                                    --------------------------------
                                                                        1999                1998
                                                                    ------------         -----------
                                                                     (Unaudited)         (Unaudited)
EXPENSES

  Software development                                              $     36,633         $         -
  Selling and marketing                                                   34,740                   -

  General and administrative expenses                                    222,225                   -
                                                                    ------------         -----------
                                                                         293,598                   -
                                                                    ------------         -----------

LOSS FROM OPERATIONS                                                    (293,598)                  -


INTEREST INCOME                                                            6,330                   -
                                                                    ------------         -----------

NET LOSS                                                            $   (287,268)        $         -
                                                                    ============         ===========

BASIC AND DILUTED LOSS PER SHARE OF COMMON STOCK                    $      (0.02)        $         -
                                                                    ============         ===========

WEIGHTED AVERAGE SHARES OUTSTANDING
   OF COMMON STOCK                                                    16,154,000           8,154,000
                                                                    ============         ===========


                             See accompanying notes.

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
            CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)


                                                                                               Accumulated
                                               Common Stock         Additional                    Other
                                         ----------------------      Paid-In     Accumulated  Comprehensive Treasury Comprehensive
                                           Shares        Amount      Capital       Deficit       Income       Stock      Loss
                                         ----------      ------     ----------   -----------  ------------- -------- -------------
BALANCE AT JUNE 30, 1999                 16,154,000      $1,615     $2,663,186   $(1,653,968)     $   -       $  -        $    -


Common stock options issued for
   consulting expense                             -           -         98,000             -          -          -             -



Net loss for the three months ended
   September 30, 1999                             -           -              -      (287,268)         -          -      (287,268)


Foreign currency translation adjustments          -           -              -             -        595          -           595



COMPREHENSIVE LOSS                                -           -              -             -          -          -    $ (286,673)
                                         ----------      ------     ----------   -----------      -----       ----    ==========

BALANCE AT SEPTEMBER 30, 1999
   (UNAUDITED)                           16,154,000      $1,615     $2,761,186   $(1,941,236)     $ 595       $  -
                                         ==========      ======     ==========  ============      =====       ====


                             See accompanying notes.

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                         Three Months Ended
                                                                         September 30, 1999
                                                                       ---------------------
                                                                         1999          1998
                                                                       ---------       -----
                                                                      (Unaudited)   (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                            $(287,268)      $   -
   Adjustments to reconcile net loss to net cash
      used in operating activities
       Issuance of common stock options for consulting expense            98,000           -
       Depreciation and amortization                                      15,721           -
   Changes in assets and liabilities
       (Increase) decrease in
           Miscellaneous receivables                                      (3,289)          -
           Prepaid expenses                                               18,148           -
       Increase in
           Accounts payable and accrued expenses                          11,628           -
                                                                       ---------       -----

       Net cash used in operating activities                            (147,060)          -

CASH FLOWS FROM INVESTING ACTIVITIES
       Capital expenditures                                               (3,577)          -

EFFECTS OF EXCHANGE RATES ON CASH                                          1,015           -
                                                                       ---------       -----

NET DECREASE IN CASH                                                    (149,622)          -

CASH - BEGINNING OF PERIOD                                               713,874           -
                                                                       ---------       -----

CASH - END OF PERIOD                                                   $ 564,252       $   -
                                                                       =========       =====


                             See accompanying notes.

                      MEGACHAIN.COM. LTD. AND SUBSIDIARIES
                     (FORMERLY FORMQUEST INTERNATIONAL, LTD;
                    FORMERLY NORTHERN LIGHTS SOFTWARE, LTD.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           SEPTEMBER 30, 1999 AND 1998


NOTE 1 - INTERIM PERIODS

The unaudited information has been prepared on the same basis as the annual financial statements and, in the opinion of the Company's management, reflects normal recurring adjustments necessary for a fair presentation of the information for the period presented.

Certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. These financial statements should be read in conjunction with the financial statements and notes for the year ended June 30, 1999, included in the Form 10-SB.

The results of operations for the three month periods ended September 30, 1999 and 1998 are not necessarily indicative of operating results for the full year.

NOTE 2 - BASIS OF PRESENTATION

The consolidated financial statements include the accounts of Megachain.Com (the "Company") and its Subsidiaries. All material intercompany balances and intercompany transactions have been eliminated.

NOTE 3 - COMPREHENSIVE INCOME

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income", beginning July 1, 1998. Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. The component of comprehensive income consists of foreign currency translation adjustments of $595 and $-0- for the three months ended September 30, 1999 and 1998.

NOTE 4 - STOCK OPTIONS

In August 1999, the Board of Directors approved the establishment of a stock option plan and 825,000 options were granted, expiring in five years, to purchase 825,000 shares of common stock at an exercise price of $.75., which represents the fair value of the common stock at date of grant. 350,000 options were granted to non-employees and 475,000 options were granted to officers and non-employee members of the Board of Directors. As permitted under SFAS No. 123, the Company accounts for stock options granted to officers, employees and non-employee members of the Board of Directors as prescribed under Accounting Principles Board Opinion No. 25 which recognizes compensation cost based upon the intrinsic value of the equity award. Accordingly, no compensation expense will be recognized for such equity awards.

However, in accordance with SFAS No. 123, compensation cost associated with the 350,000 stock options granted to non-employees was accounted for based on the fair value at the date of grant estimated using the Black-Scholes model with the following assumptions: no dividend yield, expected volatility of 60%, and a risk-free interest rate of 5.5%. The Black-Scholes model valued these options at a total of $98,000, which was changed to operations for the three months ended September 30, 1999.

PART III    EXHIBITS

Exhibit       SEC Ref.           Title of Document                           Page
  No.           No.

  1          (3)(i),(4)      Certificate of Incorporation, as amended         E-1
  2           (3)(ii)        By-Laws                                          E-8
  3            (10)          Form of Options granted to Executive
                               Officers                                       E-10
  4            (10)          Form of Options granted to Consultants           E-15
  5            (21)          Subsidiaries                                     E-21

                                  Signatures

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                                     MEGACHAIN.COM, LTD.

Date:     August     ____,     1999               By:
                                                      --------------------
                                                      Tom Lavin, President


In accordance with the Exchange Act, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.



                                 MEGACHAIN.COM LTP



Dated: August ___, 1999
                                 -------------------------------------
                                 Tom Lavin, Chief Executive Officer





                                   PAGE  14